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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

(check one)
(X) Form 10-K   ( ) Form 11-K    ( ) Form 20-F   ( ) Form 10-Q    ( ) Form N-SAR

                       For Period Ended - December 31, 1998

                        PART 1 - REGISTRANT INFORMATION

The UniMark Group, Inc. c/o Soren Bjorn
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Full Name of Registrant

N/A
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Former Name if Applicable

124 McMakin Road
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Address of Principal Executive Office

Bartonville, Texas 76226
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City, State and Zip Code


                       PART II - RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X)      (a)   The reasons described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense;

(X)      (b)   The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

( )      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.



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                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

                                See Attachment A

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Soren Bjorn       (817)                     491-2992
         -----------       ----------                ------------------
         (Name )           (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           (x) Yes  ( ) No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                           (X) Yes  ( ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

         The financial results for the fiscal year ended December 31, 1998 compared to the fiscal year ended December 31, 1997 is included is set forth in the press release attached hereto as Attachment B.

===============================================================================

                            The UniMark Group, Inc.
                  (Name or Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



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Date:    March 31, 1999


                                   By: /s/ Soren Bjorn
                                      ------------------------------------------
                                           Soren Bjorn
                                           President and Chief Executive Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



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                                ATTACHMENTS "A"
                                 TO FORM 12b-25


         At December 31, 1998, the Company had outstanding loan balances with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland"), its primary lender, of $15.2 million. These loans are collateralized by the Company's finished goods inventory and accounts receivable in the United States and Mexico. These loan agreements are scheduled to mature on May 17, 1999. Also, at December 31, 1998, the Company was in violation of certain financial covenants in these loan agreements.

         Presently, the Company is awaiting formal approval from Rabobank Nederland of the Company's request to extend the maturity date of these loans beyond January 1, 2000 and waive those covenants effective as of December 31, 1998. Although no assurances can be given that such extension and waivers will be granted, the Company believes that its relationship with Rabobank Nederland is positive and, given the Company's improved balance sheet and cash flow from operations, the necessary extension is should be granted. The Company and Rabobank Nederland are diligently working on finalizing these matters. The Company anticipates that these matters will be resolved such that the Company should be able to file its Annual Report on Form 10-K on or before April 15, 1999.



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                                ATTACHMENTS "B"
                                 TO FORM 12b-25

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE           For Further Information, Contact:
March 31, 1999                                   Soren Bjorn, President & CEO
                                                 Jim Drewitz, Investor Relations
                                                                 817-491-2992

                       THE UNIMARK GROUP, INC. ANNOUNCES
                           YEAR END FINANCIAL RESULTS

        10.9% increase in net sales - $90.1 Million in 1998 compared to
                              $81 Million in 1997

Bartonville, TX March 31, 1999- The UniMark Group, Inc. (NASDAQ NMS symbol:
"UNMG") announces financial results for the year ended December 31, 1998.

Net sales for year ended December 31, 1998, were $90.1 million compared to $81.3 million for the same period in 1997. The 10.9% increase in net sales is due primarily to increased volume of citrus juice and oil sales as well as packaged fruit retail sales. This increase was primarily the result of a relative large orange crop and comparatively favorable market conditions for "from concentrate orange juice". These favorable market conditions reversed in the fourth quarter of 1998. The Company has a negative outlook on its citrus juice and oil business as a result of declining futures prices and a much smaller orange crop in Mexico. Packaged fruit retail sales increase 15.4% to $31.4 million in 1998. This increase was primarily a result of new distribution of the Company's canned fruit and fresh-cut fruit product lines.

Income from Operations increased to $2 million for 1998 as compared to a loss of $6 million for the same period in 1997. Net loss for year ended December 31, 1998, was $2.96 million as compared to net loss of $9.68 million for the year ended December 31, 1997. Declining sales in foodservice and wholesale club businesses adversely impacted the Company's financial performance. The foodservice decline can be attributed to the closing of the Company's Lawrence, MA facility. The wholesale club business declined 32% as a result of the discontinuing production of the Company's avocado products.

Net loss per share on both basic and fully diluted basis for the year ended December 31, 1998 was $.29, as compared to net loss per share on both basic and fully diluted basis of $1.13 for year ended December 31, 1997.

Soren Bjorn, President and CEO, said, "1998 was a challenging year for the Company. We were impacted by adverse weather conditions on our pineapple production and a loss of sales in our foodservice and wholesale club businesses." Mr. Bjorn, continued, "I do however, anticipate 1999 as an important transition year for achieving our strategic growth and operational objectives of enhancing our Sunfresh(R) brand name and establishing the Company as a balanced and profitable industry leader. We have embarked on several initiatives that we believe should increase sales, enhance our bottom line and maximize shareholder value."

The UniMark Group, Inc. is a vertically integrated citrus and tropical fruit growing, processing, marketing and distribution company with operations in Mexico, the United States and Canada.



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                            The UniMark Group, Inc.
                            Year Ended December 31,

                                    1998              1997
                             (In thousands, except per share data)

Revenue                            $90,141           $81,284
Income (loss) from Operations        1,999           ( 5,950)
Net Loss                            (2,965)           (9,680)
Loss Per Share
         Basic                      ($0.29)           ($1.13)
         Diluted                    ($0.29)           ($1.13)
Weighted average
  shares outstanding
         Basic                      10,131             8,590
         Diluted                    10,131             8,590


*********************
Certain of the above information is forward-looking and as such, only reflects the Company's best assessment at this time. Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements. For a discussion of factors that may affect actual results, investors should refer to the Company's filing with the Securities and Exchange Commission.